Exhibit 99.1

Agricultural solutions for today’s growing world

Origin Agritech Appoints James Chen as Chief Executive Officer

BEIJING, Feb. 16, 2018 /PRNewswire/ -- Origin Agritech Ltd. (NASDAQ: SEED) ("the Company" or "Origin") an agricultural biotechnology trait and corn seed provider, today announced the Board of Directors has appointed Dr. Z. James Chen to be the Chief Executive Officer effective on March 1, 2018.

Dr. James Chen served as Origin’s CFO from 2012 to 2016 and was appointed a director of Origin on August 30, 2017. Dr. Chen’s previous professional experience includes CFO of Yunji Inc., a fast-growing e-commerce business, investment manager at the Abu Dhabi Investment Authority, and senior analyst positions at Morgan Joseph and BB&T Capital Markets. He holds an MBA in finance and accounting from New York University and a Ph.D. in chemical engineering from the University of Connecticut.

“It’s a great pleasure for me to welcome back James who has previously contributed significantly to the company during his prior tenure as CFO,” said Dr. Gengchen Han, Chairman of Origin Agritech, “James not only has been involved deeply in our e-commerce project since 2014, he is also instrumental in bring together the cooperating project with Elastos Foundation. The board and I believe that James’ return to Origin as the CEO will bring new strategic directions for the Company and build a new platform based on the strength of Origin’s biotechnology, germplasm foundation technologies, and e-commerce activities.”

“I’m very excited to return to Origin as Origin is a leading technology provider for the Chinese and global agribusinesses. Despite the weak seed business in China over the last couple of years, Origin has developed various technologies and stayed in the forefront of ag technologies for the global agribusiness,” said Dr. James Chen, “I believe Origin can not only provide biotechnology to the farmers in China or globally, the joint development program between Origin and Elastos also has the potential to provide e-commerce solutions, allow seed providers and farmers to track original source of the seed product, and more comprehensive needs of Chinese farmers.”

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China'sleading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates breeding stations nationwide located in key crop-planting regions. Product lines are vertically integrated for corn. For further information, please visit the Company's website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They also involve risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contact:

Xin Zhou
Phone: +86-10-58907556
Email: xin.zhou@originseed.com.cn

SOURCE Origin Agritech Limited